GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

02042486

02 JUL 11 AM 12:59

SUPPL

May 7, 2002

Office of International Corporate
Securities & Exchange Committee
450 – 5th Street N.W.
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: GLS Global Assets Ltd.
File #82-1644

Please find enclosed for your records a copy of a News Release which was delivered today to the Canadian Venture Exchange and disseminated through the news channels.

Yours sincerely,

for S. Cedric Steele,
President

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

SCS/tb
Encl.

dlw 7/12

GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

DRAFT

NEWS RELEASE
#02-118

FOR IMMEDIATE RELEASE
May 7, 2002
12G Exemption 82-1644

GLS eStorebuilder has been launched at www.estorecanada.com Victoria, B.C.

GLS Global Assets Ltd. (GLO-TSX Venture) announced today that it has launched its new eStorebuilder online product. The GLS eStorebuilder can provide any business with an easy and inexpensive way to market its products and services online.

This is an exciting and important day for GLS Global. Millions of dollars have been spent to create a comprehensive, easy to use and scalable solution for companies who desire an internet presence with ecommerce capability. In order to help businesses market their eStore, the eStorebuilder package also includes a listing on the canada.com shopping eStore Directory.

Cedric Steele, President of GLS Global stated "Businesses can now have fully ecommerce enabled stores that can accept payments online by credit card and other forms of payment, as well, our position as an official supplier to the canada.com eStore Directory, will be very positive for quality stores that wish to market and sell their products or services online."

To access GLS Global Assets Ltd. go to www.glsglobal.com.

Headquartered in Canada, GLS Global Assets Ltd. is an innovative software solutions developer, providing applications targeted toward giving businesses the ability to take advantage of the constantly changing opportunities provided by the Internet. GLS Global Assets Ltd. is a publicly traded company, trading on the TSX Venture Exchange under the symbol 'GLO'. GLS Global Assets Ltd. continues to expand and explore further opportunities in the emerging interactive and media markets.

For further information contact:

S. Cedric Steele, President
GLS Global Assets Ltd.
250-388-6258.

Respectfully submitted on behalf of the Board.

S. Cedric Steele, President

-30-

GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

02 JUL 11

March 19, 2002

Office of International Corporate
Securities & Exchange Committee
450 – 5th Street N.W.
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: GLS Global Assets Ltd.
File #82-1644

Please find enclosed for your records a copy of a News Release which was delivered today to the Canadian Venture Exchange and disseminated through the news channels.

Yours sincerely,

S. Cedric Steele,
President

SCS/tb
Encl.

GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

NEWS RELEASE
#02-117

FOR IMMEDIATE RELEASE
March 19, 2002
12G Exemption 82-1644

GLS Global Assets Ltd. Acquires Interest in New Internet Marketing Technology

Victoria, B.C.

GLS Global Assets Ltd. (GLO-CDNX) has acquired 50% of Media Games Inc. which has designed a unique method to become a global interactive shopping network. This company owns a patent pending concept, which allows companies to brand their presence and corporate identity on the internet.

Mr. S. Cedric Steele, President of GLS Global Assets Ltd. said "We are very enthused about this new method of bringing visitors to corporate websites where the consumer is rewarded for their interest in the corporation and special offers provided."

Laura Hughes McGrath, Spokesperson for Media Games Inc. said "We are most pleased to be involved with GLS Global Assets Ltd. as they are providing us with the basic infrastructure required, the technological know-how and support to make this project a reality and they are also providing us with contacts who will be able to assist us in marketing this powerful concept."

For further information contact S. Cedric Steele, President at 250-388-6258.

Respectfully submitted on behalf of the Board.

S. Cedric Steele, President

---30---

A:\News Release #02-117.doc

INSIDER REPORT FORM 36

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

02 JUL 11 AM 10:50

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GLS GLOBAL ASSETS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 01 MONTH 08 YEAR 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Steele

GIVEN NAMES: Samuel Cedric

NO. STREET APT: 1208 Wharf Street #402

CITY: Victoria

PROV.: British Columbia POSTAL CODE: V8W 3B9

BUSINESS TELEPHONE NUMBER: 250 - 388 - 6258

BUSINESS FAX NUMBER: 250 - 383 - 3386

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] FEDERAL
[ ] BANK ACT
[ ] CCAA
[ ] ICA
[ ] TLCA
[ ] CBCA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUEBEC
[ ] SASKATCHEWAN
[ ] UNITED STATES
[ ] NASDAQ
[ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON PUT OPTION	0	01	08	01	45	400,000		.25		400,000	0	
COMMON INDIRECT	3299753	02	08	01	10	7,000		.20		3306753	I	GEMINI ENT LTD
		07	08	01	10	9500		.15		3316253	I	" " "
Indirect Totals	3299753									3316253		

BOX 6. REMARKS

ATTACHMENT [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SAMUEL CEDRIC STEELE

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 08 MONTH 08 YEAR 01

FIN 2036 Rev. 1999/7/13 DK-1579 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FOR ALBERTA AND B.C.

INSIDER REPORT FORM 36

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GLS GLOBAL ASSETS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 01 08 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Steele

GIVEN NAMES: Samuel Cedric

NO. STREET APT: 1208 Wharf Street #402

CITY: Victoria

PROV.: British Columbia POSTAL CODE: V8W 3B9

BUSINESS TELEPHONE NUMBER: 250 - 388 - 6258

BUSINESS FAX NUMBER: 250 - 383 - 3386

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	300,000					.25		300,000	0	
WARRANTS	1,000,000					.30		1,000,000	1	Cedric Steele Realty Ltd.
WARRANTS	550,000					.25		550,000	1	Gemini Ent. Ltd.
WARRANTS	660,000					.20		660,000	0	
COMMON	2,337,281							2,337,281	2	Steele Family Trust
COMMON	663,000	01 08 01	20	250,000		.13		913,000	0	
COMMON CALL OPTION	480,000	01 08 01	46		480 000	0		0	0	

ATTACHMENT [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SAMUEL CEDRIC STEELE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 08 08 01

FIN 2036 Rev. 1999/7/13 DK-1579 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT FORM 36

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GLS GLOBAL ASSETS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 04 06 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Steele

GIVEN NAMES: Samuel Cedric

NO. STREET APT: 1208 Wharf Street #402

CITY: Victoria

PROV.: British Columbia POSTAL CODE: V8W 3B9

BUSINESS TELEPHONE NUMBER: 250 - 388 - 6258

BUSINESS FAX NUMBER: 250 - 383 - 3386

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	300,000							.25		300,000	0	
WARRANTS	1,000,000							.30		1,000,000	1	Cedric Steele Realty Ltd
WARRANTS	550,000							.25		550,000	1	Gemini Ent. Ltd.
WARRANTS	660,000							.20		660,000	0	
COMMON	2,337,281									2,337,281	2	Steele Family Trust
COMMON	663,000									663000	0	
COMMON CAN OPTION	480,000									480000	0	

ATTACHMENT [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SAMUEL CEDRIC STEELE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 01 08 01

Page 1 of 2

INSIDER REPORT FORM 36

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GLS GLOBAL ASSETS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 04 MONTH 06 YEAR 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Steele

GIVEN NAMES: Samuel Cedric

NO. STREET APT: 1208 Wharf Street #402

CITY: Victoria

PROV.: British Columbia POSTAL CODE: V8W 3B9

BUSINESS TELEPHONE NUMBER: 250 - 388 - 6258

BUSINESS FAX NUMBER: 250 - 383 - 3386

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Indirect	3294753	23	07	01	10	5000		.15		3299753	I	Gemini Enterprises Ltd
Indirect Totals	3294753									3299753		

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 1999/7/13 DK-1579 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SAMUEL CEDRIC STEELE

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 01 MONTH 08 YEAR 01

Page 2 of 2

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GLS GLOBAL ASSETS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 09 05 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Steele

GIVEN NAMES: Samuel Cedric

NO. STREET APT: 3150 Norfolk Road

CITY: Victoria

PROV.: B.C. POSTAL CODE: V8R 6H4

BUSINESS TELEPHONE NUMBER: 604 - 388 - 6258

BUSINESS FAX NUMBER: 6C4 - 383 - 3386

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [ ] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	300,000							.25		300,000	0	
Warrants	1,000,000							.30		1,000,000	1	CEDRIC STEELE REALTY LTD
Warrants	550,000							.25		550,000	1	GEMINI ENT. LTD
Warrants	0	31	05	01	65	660,000		.20		660,000	0	
Common	3000	31	05	01	11	660,000		.15		663,000	0	
Common Call option	1,180,000	15	05	01	40		700,000	.25		480,000	0	
Common	2337281									2337281	2	STEELE FAMILY TRUST

ATTACHMENT [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.3. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): S Cedric Steele

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 04 06 01

Page 1 of 2

INSIDER REPORT
(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GLS GLOBAL ASSETS LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 09 MONTH 05 YEAR 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Steele
GIVEN NAMES: Samuel Cedric
NO. STREET APT: 3150 Norfolk Road
CITY: Victoria
PROV.: B.C. POSTAL CODE: V8R 6H4
BUSINESS TELEPHONE NUMBER: 604 - 388 - 6258
BUSINESS FAX NUMBER: 6C4 - 383 - 3386
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[ ] ALBERTA
[X] BRITISH COLUMBIA
[ ] FEDERAL
[ ] BANK ACT
[ ] CCAA
[ ] ICA
[ ] TLCA
[ ] CBCA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUEBEC
[ ] SASKATCHEWAN
[ ] UNITED STATES
[ ] NASDAQ
[ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Indirect	3294753									3294753	I	Gemini Ent. Ltd.
Indirect Totals	3294753									3294753		

ATTACHMENT [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2035 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): S Cedric Steele
SIGNATURE: [signature]
DATE OF THE REPORT: DAY 04 MONTH 06 YEAR 01

Page 2 of 2.

GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

02 JUL 11 AM 9:59

March 4, 2002

Office of International Corporate
Securities & Exchange Committee
450 – 5th Street N.W.
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: GLS Global Assets Ltd.
File #82-1644

Please find enclosed for your records a copy of a News Release which was delivered today to the Canadian Venture Exchange and disseminated through the news channels.

Yours sincerely,

S. Cedric Steele,
President

SCS/tb
Encl.

GLS GLOBAL ASSETS LTD.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

NEWS RELEASE
#02-116

FOR IMMEDIATE RELEASE
March 4, 2002
12G Exemption 82-1644

GLS Estore Builder added to canada.com shopping portfolio

Vancouver, B.C.
GLS Global Assets Ltd. (GLO-CDNX) announced today an agreement with CanWest Interactive, a subsidiary of CanWest Global, to launch electronic storefront commerce products on the shopping channel of the canada.com network.

Businesses that are listed in canada.com's existing shopping directory will now have the ability to create web sites, including web sites with catalogue and e-payment capability.

"We are happy to be broadening the scope of the canada.com shopping channel," said Joe Wozny, Managing Director, of CanWest Interactive. "The ability to provide a simple, turnkey solution for businesses that want to sell their products to canada.com customers was a definite consideration when building our relationship with GLS."

GLS Global Assets Ltd. President and CEO, Cedric Steele said "We are very excited about our new relationship with canada.com. The GLS Estore Builder will provide canada.com customers with a solution that benefits both businesses and consumers with their purchases on the web."

To access the GLS Global Assets Ltd., go to http://www.glsglobal.com

Headquartered in Canada, GLS Global Assets Ltd is an innovative software solutions developer, providing applications targeted toward giving businesses the ability to take advantage of the constantly changing opportunities provided by the Internet. GLS Global Assets Ltd is a publicly traded company, trading on the CDNX under the symbol 'GLO'. GLS Global Assets Ltd. continues to expand and explore further opportunities in the emerging interactive and media markets.

To access the canada.com site, go to http://www.canada.com

CanWest Global Communications Corp. (NYSE: CWG; TSE: CGS.S and CGS.A; www.canwestglobal.com) is an international media company. CanWest, now Canada's largest publisher of daily newspapers owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division and interactive media division operate in several countries throughout the world.

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For further information:

S. Cedric Steele
President, GLS Global Assets Ltd
(250) 388-6258

Dave Clement
Product Manager, CanWest Interactive
(604) 742-8873

Respectfully submitted on behalf of the Board.

S. Cedric Steele, President

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GLS Global Assets Ltd.
402 - 1208 Wharf Street
Victoria, B.C. Canada V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

Canadian Venture Exchange
Trading Symbol: GLO

August 1, 2001

Office of International Corporate
Securities & Exchange Committee
450 – 5th Street N.W.
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: GLS Global Assets Ltd.
File #82-1644

Please find enclosed for your records a copy of a News Release which was delivered today to the Canadian Venture Exchange and disseminated through the news channels.

Yours sincerely,

S. Cedric Steele,
President

SCS/tb
Encl.

GLS GLOBAL ASSETS LTD.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

DRAFT

NEWS RELEASE
#01-115

FOR IMMEDIATE RELEASE
August 1, 2001
12G Exemption 82-1644

GLS GLOBAL ASSETS LTD.
DISCUSSIONS UNDERWAY FOR STRATEGIC PARTNERSHIP

Victoria, B.C. – Mr. S. Cedric Steele, President of GLS Global Assets Ltd., announced today that discussions have been ongoing with ShopinCities.com for a strategic alliance between the two companies. GLS will provide e-commerce solutions to the businesses that are part of the ShopinCities.com network.

ShopinCities.com unites 200 "Shop in City" local directories, presented either as standalone portals or as the local shopping feature set in various web properties.

The ShopinCities.com application connects local merchants and national advertisers with their target markets in cities across Canada and the United States. ShopinCities.com provides superior web enabled marketing and customer relationship tools to help local merchants increase their reach, build customer loyalty and streamline operations for growth.

For more information visit www.ShopinCities.com.

By mutual agreement, between the company and Mr. Ian Scott-Moncrieff, it has been agreed that Mr. Scott-Moncrieff will not become an employee of the company with respect to public relations for the company.

For further information contact S. Cedric Steele at 250-388-6258.

Respectfully submitted on behalf of the Board.

S. Cedric Steele, President

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